------------------------------
                                                          OMB APPROVAL
                                                  ------------------------------
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                                                  hours per response . . . . 11
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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                              (Section 240.13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                              SECTION 240.13d-2(a)

                             (Amendment No.______)1

                           Salix Pharmaceuticals, Ltd.
--------------------------------------------------------------------------------
                                (name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    795435106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Mark C. Wehrly
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111
                                 (415) 421-2132
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 June 2, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or
                   240.13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
       Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 35 Pages
                         Exhibit Index Found on Page 34

---------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===================
CUSIP No. 795435106
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Farallon Capital Partners, L.P.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
                    ** The reporting persons making this filing hold an aggregate of 1,375,600 Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            WC, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            California
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 261,700
      OWNED BY         --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     261,700
-------------------------------------===========================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            261,700
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.2 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            PN
------------====================================================================


                               Page 2 of 35 Pages

===================
CUSIP No. 795435106
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Farallon Capital Institutional Partners, L.P.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
                    ** The reporting persons making this filing hold an aggregate of 1,375,600 Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            WC
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            California
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 246,200
      OWNED BY         --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     246,200
-------------------------------------===========================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            246,200
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.1 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            PN
------------====================================================================


                               Page 3 of 35 Pages

===================
CUSIP No. 795435106
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Farallon Capital Institutional Partners II, L.P.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
                    ** The reporting persons making this filing hold an aggregate of 1,375,600 Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            WC
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            California
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 22,800
      OWNED BY         --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     22,800
-------------------------------------===========================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            22,800
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.1 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            PN
------------====================================================================


                               Page 4 of 35 Pages

===================
CUSIP No. 795435106
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Farallon Capital Institutional Partners III, L.P.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
                    ** The reporting persons making this filing hold an aggregate of 1,375,600 Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            WC
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 26,200
      OWNED BY         --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     26,200
-------------------------------------===========================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            26,200
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.1 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            PN
------------====================================================================


                               Page 5 of 35 Pages

===================
CUSIP No. 795435106
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Tinicum Partners, L.P.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
                    ** The reporting persons making this filing hold an aggregate of 1,375,600 Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            WC, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 14,300
      OWNED BY         --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     14,300
-------------------------------------===========================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            14,300
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.1 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            PN
------------====================================================================


                               Page 6 of 35 Pages

                                       13D
===================
CUSIP No. 795435106
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Farallon Capital Management, L.L.C.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
                    ** The reporting persons making this filing hold an aggregate of 1,375,600 Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 804,400
      OWNED BY         --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     804,400
-------------------------------------===========================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            804,400
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.7 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IA, OO
------------====================================================================


                               Page 7 of 35 Pages

                                       13D
===================
CUSIP No. 795435106
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Farallon Partners, L.L.C.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
                    ** The reporting persons making this filing hold an aggregate of 1,375,600 Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            AF
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 571,200
      OWNED BY         --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     571,200
-------------------------------------===========================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            571,200
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.7 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            OO
------------====================================================================


                               Page 8 of 35 Pages

                                       13D
===================
CUSIP No. 795435106
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            David I. Cohen
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
                    ** The reporting persons making this filing hold an aggregate of 1,375,600 Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 1,375,600
      OWNED BY         --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     1,375,600
-------------------------------------===========================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,375,600
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.4 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 9 of 35 Pages

                                       13D
===================
CUSIP No. 795435106
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Joseph F. Downes
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
                    ** The reporting persons making this filing hold an aggregate of 1,375,600 Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 1,375,600
      OWNED BY         --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     1,375,600
-------------------------------------===========================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,375,600
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.4 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 10 of 35 Pages

                                       13D
===================
CUSIP No. 795435106
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            William F. Duhamel
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
                    ** The reporting persons making this filing hold an aggregate of 1,375,600 Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 1,375,600
      OWNED BY         --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     1,375,600
-------------------------------------===========================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,375,600
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.4 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 11 of 35 Pages

                                       13D
===================
CUSIP No. 795435106
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Richard B. Fried
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
                    ** The reporting persons making this filing hold an aggregate of 1,375,600 Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 1,375,600
      OWNED BY         --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     1,375,600
-------------------------------------===========================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,375,600
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.4 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 12 of 35 Pages

                                       13D
===================
CUSIP No. 795435106
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Monica R. Landry
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
                    ** The reporting persons making this filing hold an aggregate of 1,375,600 Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 1,375,600
      OWNED BY         --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     1,375,600
-------------------------------------===========================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,375,600
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.4 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 13 of 35 Pages

                                       13D
===================
CUSIP No. 795435106
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            William F. Mellin
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
                    ** The reporting persons making this filing hold an aggregate of 1,375,600 Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 1,375,600
      OWNED BY         --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     1,375,600
-------------------------------------===========================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,375,600
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.4 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 14 of 35 Pages

                                       13D
===================
CUSIP No. 795435106
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Stephen L. Millham
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
                    ** The reporting persons making this filing hold an aggregate of 1,375,600 Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 1,375,600
      OWNED BY         --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     1,375,600
-------------------------------------===========================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,375,600
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.4 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 15 of 35 Pages

                                       13D
===================
CUSIP No. 795435106
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Thomas F. Steyer
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
                    ** The reporting persons making this filing hold an aggregate of 1,375,600 Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 1,375,600
      OWNED BY         --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     1,375,600
-------------------------------------===========================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,375,600
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.4 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 16 of 35 Pages

                                       13D
===================
CUSIP No. 795435106
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Mark C. Wehrly
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) [   ]
                                                                   (b) [ X ]**
                    ** The reporting persons making this filing hold an aggregate of 1,375,600 Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)
            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------===========================================
                            7        SOLE VOTING POWER
                                     -0-
                       --------------===========================================
      NUMBER OF             8        SHARED VOTING POWER
 SHARES BENEFICIALLY                 1,375,600
      OWNED BY         --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER
  REPORTING PERSON                   -0-
        WITH           --------------===========================================
                            10       SHARED DISPOSITIVE POWER
                                     1,375,600
-------------------------------------===========================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,375,600
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                       [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.4 %
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)
            IN
------------====================================================================


                               Page 17 of 35 Pages

Item 1.  Security And Issuer.
------   -------------------

         This statement relates to shares of Common Stock, par value $0.001 per share (the "Shares") of Salix Pharmaceuticals, Ltd. (the "Company"). The Company's principal offices are located at 8540 Colonnade Center Drive, Suite 501, Raleigh, North Carolina 27615.

Item 2.  Identity And Background.
------   -----------------------

         (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

         The Partnerships
         ----------------

                  (i) Farallon Capital Partners, L.P., a California limited partnership ("FCP"), with respect to the Shares held by it;

                  (ii) Farallon Capital Institutional Partners, L.P., a California limited partnership ("FCIP"), with respect to the Shares held by it;

                  (iii) Farallon Capital Institutional Partners II, L.P., a California limited partnership ("FCIP II"), with respect to the Shares held by it;

                  (iv)     Farallon Capital Institutional  Partners III, L.P., a
                           Delaware  limited   partnership  ("FCIP  III"),  with
                           respect to the Shares held by it; and

                  (v)      Tinicum   Partners,   L.P.,   a  New   York   limited
                           partnership ("Tinicum"), with respect to the Shares held by it.


         FCP, FCIP, FCIP II, FCIP III and Tinicum are together referred to herein as the "Partnerships."


         The Management Company
         ----------------------

                  (vi) Farallon Capital Management, L.L.C., a Delaware limited liability company (the "Management Company"), with respect to the Shares held by certain accounts managed by the Management Company (the "Managed Accounts").

         The General Partner Of The Partnerships
         ---------------------------------------

                  (vii) Farallon Partners, L.L.C., a Delaware limited liability company which is the general partner of each of the Partnerships (the "General Partner"), with respect to the Shares held by each of the Partnerships.



                              Page 18 of 35 Pages

         The Managing Members Of The General Partner And The Management Company
         ----------------------------------------------------------------------

                  (viii) The following persons who are managing members of both the General Partner and the Management Company, with respect to the Shares held by the Partnerships and the Managed Accounts: David I. Cohen ("Cohen"), Joseph F. Downes ("Downes"), William F. Duhamel ("Duhamel"), Richard B. Fried ("Fried"), Monica R. Landry ("Landry"), William F. Mellin ("Mellin"), Stephen L. Millham ("Millham"), Thomas F. Steyer ("Steyer") and Mark C. Wehrly ("Wehrly").

         Cohen, Downes, Duhamel, Fried, Landry, Mellin, Millham, Steyer and Wehrly are together referred to herein as the "Individual Reporting Persons."

         (b) The address of the principal business and principal office of (i) the Partnerships, the General Partner and the Management Company is One Maritime Plaza, Suite 1325, San Francisco, California 94111 and (ii) each of the Individual Reporting Persons is set forth in Annex 1 hereto.

         (c) The principal business of each of the Partnerships is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the General Partner is to act as the general partner of the Partnerships. The principal business of the Management Company is that of a registered investment adviser. The principal business of each of the Individual Reporting Persons is set forth in Annex 1 hereto.

         (d) None of the Partnerships, the Management Company, the General Partner or any of the Individual Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Partnerships, the Management Company, the General Partner or any of the Individual Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each of the Partnerships, the General Partner and the Management Company is set forth above. Each of the Individual Reporting Persons is a citizen of the United States.


                              Page 19 of 35 Pages

         The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 3.  Source And Amount Of Funds And Other Consideration.
------   --------------------------------------------------

         The net investment cost (including commissions) for the Shares held by each of the Partnerships and Managed Accounts is set forth below:

            Entity               Shares Held              Approximate Net
            ------               -----------              Investment Cost
                                                          ---------------

            FCP                    261,700                 $2,974,068.84
            FCIP                   246,200                 $2,792,743.87
            FCIP II                 22,800                   $260,633.12
            FCIP III                26,200                   $298,674.45
            Tinicum                 14,300                   $162,398.27
            Managed                804,400                 $9,120,747.86
              Accounts


         The consideration for such acquisitions was obtained as follows: (i) with respect to FCIP, FCIP II and FCIP III, from working capital; (ii) with respect to FCP and Tinicum, from working capital, and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by FCP and Tinicum at Goldman, Sachs & Co.; and (iii) with respect to the Managed Accounts, from the working capital of each Managed Account and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by some of the Managed Accounts at Goldman, Sachs & Co. FCP, Tinicum and some of the Managed Accounts hold certain securities in their respective margin accounts at Goldman, Sachs & Co., and the accounts may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.


                              Page 20 of 35 Pages

Item 4.  Purpose Of The Transaction.
------   --------------------------

         The purpose of the acquisition of the Shares is for investment, and the acquisitions of the Shares by each of the Partnerships and the Managed Accounts were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

         Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

         Also, consistent with their investment intent, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.

         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto


                              Page 21 of 35 Pages

Item 5.  Interest In Securities Of The Issuer.
------   ------------------------------------

         (a)      The Partnerships
                  ----------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Partnership is incorporated herein by reference for each such Partnership. The percentage amount set forth in Row 13 for all cover pages filed herewith hereto is calculated based upon the 21,459,904 Shares outstanding as of May 12, 2003 as reported by the Company in its Quarterly Report on Form 10-Q for the period ended March 31, 2003 filed with the Securities and Exchange Commission on May 15, 2003.

                  (c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by the Partnerships in the past 60 days are set forth on Schedules A-E hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

                  (d) The General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. The Individual Reporting Persons are managing members of the General Partner.

                  (e)      Not applicable.

         (b)      The Management Company
                  ----------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

                  (c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by the Management Company on behalf of the Managed Accounts in the past 60 days are set forth on Schedule F hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

                  (d) The Management Company, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. The Individual Reporting Persons are managing members of the Management Company.

                  (e)      Not applicable.

         (c)      The General Partner
                  -------------------

                  (a),(b)  The information set forth in Rows 7 through 13 of the
                           cover  page  hereto  for  the   General   Partner  is
                           incorporated herein by reference.


                              Page 22 of 35 Pages

                  (c)      None.

                  (d) The General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. The Individual Reporting Persons are managing members of the General Partner.

                  (e)      Not applicable.

         (d)      The Individual Reporting Persons
                  --------------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person.

                  (c)      None.

                  (d) The General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. The Management Company, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. The Individual Reporting Persons are managing members of the General Partner. The Individual Reporting Persons are managing members of the Management Company.

                  (e)      Not applicable.

         The Shares reported hereby for the Partnerships are owned directly by the Partnerships and those reported by the Management Company on behalf of the Managed Accounts are owned directly by the Managed Accounts. The General Partner, as general partner to the Partnerships, may be deemed to be the beneficial owner of all such Shares owned by the Partnerships. The Management Company, as investment adviser to the Managed Accounts, may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. The
Individual Reporting Persons, as managing members of both the General Partner and the Management Company, may each be deemed to be the beneficial owner of all such Shares held by the Partnerships and the Managed Accounts. Each of the Management Company, the General Partner and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Item 6. Contracts, Arrangements, Understandings Or
        Relationships With Respect To Securities Of The Issuer.
        ------------------------------------------------------

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer


                              Page 23 of 35 Pages
or  voting  of any
securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials To Be Filed As Exhibits.
------  ---------------------------------

         There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

                              Page 24 of 35 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 2003
                              /s/ Joseph F. Downes
                             ----------------------------------------
                             FARALLON PARTNERS, L.L.C.,
                             on its own behalf and as General Partner of
                             FARALLON CAPITAL PARTNERS, L.P.,
                             FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., And TINICUM PARTNERS, L.P.,
                             By Joseph F. Downes,
                             Managing Member

                              /s/ Joseph F. Downes
                             ----------------------------------------
                             FARALLON CAPITAL MANAGEMENT, L.L.C.,
                             By Joseph F. Downes,
                             Managing Member

                              /s/ Joseph F. Downes
                             ----------------------------------------
                             Joseph F. Downes, individually and as attorney-in-fact for each of David I. Cohen, William F. Duhamel, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Thomas F. Steyer and Mark C. Wehrly.

         The Powers of Attorney, each executed by Cohen, Mellin, Millham and Steyer authorizing Downes to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on January 20, 1998, by such Reporting Persons with respect to the Units of Spiros Development Corporation II, Inc., are hereby incorporated by reference. The Powers of Attorney, each executed by Duhamel and Fried authorizing Downes to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 7 to the Schedule 13D filed with the Securities and Exchange Commission on February 9, 1999 by such Reporting Persons with respect to the Callable Class A Common Stock of Crescendo Pharmaceuticals Corporation, are hereby incorporated by reference. The Power of Attorney executed by Mark C. Wehrly authorizing Downes to sign and file this
Schedule 13D on his behalf, which was filed with Amendment No. 4 to the Schedule 13D filed with the Securities and Exchange Commission on January 18, 2000, by such Reporting Person with respect to the Class A Common Stock of Momentum Business Applications, Inc., is hereby incorporated by reference. The Power of Attorney executed by Monica R. Landry authorizing Downes to sign and file this
Schedule 13D on her behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on January 22, 2001, by such Reporting Person with respect to the Common Stock of Korn/Ferry International, is hereby incorporated by reference.

                              Page 25 of 35 Pages

                                                                         ANNEX 1

         Set forth below with respect to the Management Company and the General Partner is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each managing member of the Management Company and the General Partner is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.       The Management Company
         ----------------------

         (a)      Farallon Capital Management, L.L.C.
         (b)      One Maritime Plaza, Suite 1325
                  San Francisco, California  94111
         (c)      Serves as investment adviser to various managed accounts
         (d)      Delaware limited liability company
         (e) Managing Members: Thomas F. Steyer, Senior Managing Member; David I. Cohen, Joseph F. Downes, William F. Duhamel, Richard
                  B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham and Mark C. Wehrly, Managing Members.

2.       The General Partner
         -------------------

         (a)      Farallon Partners, L.L.C.
         (b)      c/o Farallon Capital Management, L.L.C.
                  One Maritime Plaza, Suite 1325
                  San Francisco, California  94111
         (c)      Serves as general partner to investment partnerships
         (d)      Delaware limited liability company
         (e) Managing Members: Thomas F. Steyer, Senior Managing Member; David I. Cohen, Joseph F. Downes, William F. Duhamel, Fleur E. Fairman, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham and Mark C. Wehrly, Managing Members.

3.       The Individual Reporting Persons/The Managing Members
         -----------------------------------------------------

         Except as stated below, each of the Managing Members (including the Individual Reporting Persons) is a United States citizen whose business address is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 1325, San Francisco, California 94111. The principal occupation of Thomas F. Steyer is serving as senior managing member of the Management Company and the General Partner. The principal occupation of each other Managing Member is serving as a managing member of the Management Company and/or the General Partner. None of the Managing Members (including the Individual Reporting Persons) have any additional information to disclose with respect to Items 2-6 of the
         Schedule 13D that is not already disclosed in the Schedule 13D.

                              Page 26 of 35 Pages

                                   SCHEDULE A

                         FARALLON CAPITAL PARTNERS, L.P.


                                  NO. OF SHARES
                                  PURCHASED (P)                   PRICE
         TRADE DATE                OR SOLD (S)                  PER SHARE
        ------------             --------------                ------------

          4/24/2003                34,700  (P)                    10.63
          4/25/2003                 2,000  (P)                    10.72
          4/28/2003                 2,400  (P)                    10.96
          4/29/2003                18,400  (P)                    11.33
          4/30/2003                 4,900  (P)                    11.35
           5/1/2003                   800  (P)                    11.30
           5/2/2003                 5,000  (P)                    11.32
           5/5/2003                 3,800  (P)                    11.33
           5/6/2003                 7,100  (P)                    11.31
           5/7/2003                 7,500  (P)                    11.25
           5/8/2003                28,000  (P)                    11.04
           5/8/2003                 2,500  (P)                    11.00
           5/9/2003                 1,100  (P)                    11.01
          5/12/2003                 4,000  (P)                    11.26
          5/13/2003                 2,700  (P)                    11.26
          5/14/2003                21,500  (P)                    11.61
          5/14/2003                 2,800  (P)                    11.56
          5/15/2003                12,100  (P)                    11.85
          5/16/2003                 5,500  (P)                    11.85
          5/19/2003                 3,600  (P)                    11.74
          5/20/2003                 9,000  (P)                    11.60
          5/21/2003                 7,400  (P)                    11.63
          5/22/2003                 5,100  (P)                    11.62
          5/27/2003                   200  (P)                    11.71
          5/28/2003                 1,700  (P)                    11.71
          5/30/2003                 3,600  (P)                    11.78
           6/2/2003                 1,200  (P)                    11.81
           6/3/2003                 1,000  (P)                    11.81
           6/4/2003                20,500  (P)                    11.61
           6/5/2003                13,500  (P)                    11.61
           6/6/2003                22,700  (P)                    11.66
          6/10/2003                  5400  (P)                    11.71




                              Page 27 of 35 Pages

                                   SCHEDULE B

                  FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.


                                  NO. OF SHARES
                                  PURCHASED (P)                   PRICE
         TRADE DATE                OR SOLD (S)                  PER SHARE
        ------------            ---------------                ------------

          4/24/2003                36,700  (P)                    10.63
          4/25/2003                 2,000  (P)                    10.72
          4/28/2003                 2,400  (P)                    10.96
          4/29/2003                18,400  (P)                    11.33
          4/30/2003                 4,800  (P)                    11.35
           5/1/2003                   900  (P)                    11.30
           5/2/2003                 5,500  (P)                    11.32
           5/5/2003                 4,200  (P)                    11.33
           5/6/2003                 6,900  (P)                    11.31
           5/7/2003                 7,300  (P)                    11.25
           5/8/2003                26,100  (P)                    11.04
           5/8/2003                 2,300  (P)                    11.00
           5/9/2003                 1,000  (P)                    11.01
          5/12/2003                 3,800  (P)                    11.26
          5/13/2003                 2,600  (P)                    11.26
          5/14/2003                19,700  (P)                    11.61
          5/14/2003                 2,600  (P)                    11.56
          5/15/2003                11,500  (P)                    11.85
          5/16/2003                 5,400  (P)                    11.85
          5/19/2003                 3,400  (P)                    11.74
          5/20/2003                 8,400  (P)                    11.60
          5/21/2003                 7,000  (P)                    11.63
          5/22/2003                 4,700  (P)                    11.62
          5/27/2003                   200  (P)                    11.71
          5/28/2003                 1,500  (P)                    11.71
          5/30/2003                 3,100  (P)                    11.78
           6/2/2003                 1,000  (P)                    11.81
           6/3/2003                   900  (P)                    11.81
           6/4/2003                17,800  (P)                    11.61
           6/5/2003                11,900  (P)                    11.61
           6/6/2003                17,500  (P)                    11.66
          6/10/2003                  4700  (P)                    11.71







                              Page 28 of 35 Pages

                                   SCHEDULE C

                FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.


                                  NO. OF SHARES
                                  PURCHASED (P)                   PRICE
         TRADE DATE                OR SOLD (S)                  PER SHARE
        ------------            ---------------                ------------

          4/24/2003                 2,000  (P)                    10.63
          4/25/2003                   100  (P)                    10.72
          4/28/2003                   200  (P)                    10.96
          4/29/2003                 1,200  (P)                    11.33
          4/30/2003                   300  (P)                    11.35
           5/1/2003                   100  (P)                    11.30
           5/2/2003                   300  (P)                    11.32
           5/5/2003                   300  (P)                    11.33
           5/6/2003                   500  (P)                    11.31
           5/7/2003                   500  (P)                    11.25
           5/8/2003                 2,300  (P)                    11.04
           5/8/2003                   200  (P)                    11.00
           5/9/2003                   100  (P)                    11.01
          5/12/2003                   300  (P)                    11.26
          5/13/2003                   200  (P)                    11.26
          5/14/2003                 1,700  (P)                    11.61
          5/14/2003                   200  (P)                    11.56
          5/15/2003                 1,000  (P)                    11.85
          5/16/2003                   500  (P)                    11.85
          5/19/2003                   700  (P)                    11.74
          5/20/2003                 1,700  (P)                    11.60
          5/21/2003                 1,400  (P)                    11.63
          5/22/2003                 1,000  (P)                    11.62
          5/28/2003                   300  (P)                    11.71
          5/30/2003                   300  (P)                    11.78
           6/2/2003                   100  (P)                    11.81
           6/3/2003                   100  (P)                    11.81
           6/4/2003                 1,800  (P)                    11.61
           6/5/2003                 1,200  (P)                    11.61
           6/6/2003                 1,700  (P)                    11.66
          6/10/2003                   500  (P)                    11.71








                              Page 29 of 35 Pages

                                   SCHEDULE D

                FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.


                                  NO. OF SHARES
                                  PURCHASED (P)                   PRICE
         TRADE DATE                OR SOLD (S)                  PER SHARE
        ------------            ---------------                ------------

          4/24/2003                 2,900  (P)                    10.63
          4/25/2003                   200  (P)                    10.72
          4/28/2003                   200  (P)                    10.96
          4/29/2003                 1,500  (P)                    11.33
          4/30/2003                   400  (P)                    11.35
           5/1/2003                   100  (P)                    11.30
           5/2/2003                   400  (P)                    11.32
           5/5/2003                   300  (P)                    11.33
           5/6/2003                   600  (P)                    11.31
           5/7/2003                   600  (P)                    11.25
           5/8/2003                 2,700  (P)                    11.04
           5/8/2003                   200  (P)                    11.00
           5/9/2003                   100  (P)                    11.01
          5/12/2003                   400  (P)                    11.26
          5/13/2003                   300  (P)                    11.26
          5/14/2003                 2,000  (P)                    11.61
          5/14/2003                   300  (P)                    11.56
          5/15/2003                 1,100  (P)                    11.85
          5/16/2003                   500  (P)                    11.85
          5/19/2003                   500  (P)                    11.74
          5/20/2003                 1,200  (P)                    11.60
          5/21/2003                 1,000  (P)                    11.63
          5/22/2003                   700  (P)                    11.62
          5/28/2003                   200  (P)                    11.71
          5/30/2003                   400  (P)                    11.78
           6/2/2003                   100  (P)                    11.81
           6/3/2003                   100  (P)                    11.81
           6/4/2003                 2,500  (P)                    11.61
           6/5/2003                 1,600  (P)                    11.61
           6/6/2003                 2,500  (P)                    11.66
          6/10/2003                   600  (P)                    11.71








                              Page 30 of 35 Pages

                                   SCHEDULE E

                             TINICUM PARTNERS, L.P.


                                  NO. OF SHARES
                                  PURCHASED (P)                   PRICE
         TRADE DATE                OR SOLD (S)                  PER SHARE
        ------------            ---------------                ------------

          4/24/2003                 2,000  (P)                    10.63
          4/25/2003                   100  (P)                    10.72
          4/28/2003                   100  (P)                    10.96
          4/29/2003                 1,000  (P)                    11.33
          4/30/2003                   300  (P)                    11.35
           5/2/2003                   300  (P)                    11.32
           5/5/2003                   200  (P)                    11.33
           5/6/2003                   400  (P)                    11.31
           5/7/2003                   400  (P)                    11.25
           5/8/2003                 1,600  (P)                    11.04
           5/8/2003                   100  (P)                    11.00
           5/9/2003                   100  (P)                    11.01
          5/12/2003                   200  (P)                    11.26
          5/13/2003                   200  (P)                    11.26
          5/14/2003                 1,200  (P)                    11.61
          5/14/2003                   200  (P)                    11.56
          5/15/2003                   700  (P)                    11.85
          5/16/2003                   300  (P)                    11.85
          5/19/2003                   200  (P)                    11.74
          5/20/2003                   500  (P)                    11.60
          5/21/2003                   400  (P)                    11.63
          5/22/2003                   300  (P)                    11.62
          5/28/2003                   100  (P)                    11.71
          5/30/2003                   200  (P)                    11.78
           6/2/2003                   100  (P)                    11.81
           6/3/2003                   100  (P)                    11.81
           6/4/2003                 1,000  (P)                    11.61
           6/5/2003                   700  (P)                    11.61
           6/6/2003                 1,000  (P)                    11.66
          6/10/2003                   300  (P)                    11.71








                              Page 31 of 35 Pages

                                   SCHEDULE F


                       FARALLON CAPITAL MANAGEMENT, L.L.C.


                                  NO. OF SHARES
                                  PURCHASED (P)                   PRICE
         TRADE DATE                OR SOLD (S)                  PER SHARE
        ------------            ---------------                ------------


          4/24/2003               112,900  (P)                    10.63
          4/25/2003                 6,393  (P)                    10.72
          4/28/2003                 7,050  (P)                    10.96
          4/29/2003                55,500  (P)                    11.33
          4/30/2003                14,947  (P)                    11.35
           5/1/2003                 2,622  (P)                    11.30
           5/2/2003                15,880  (P)                    11.32
           5/5/2003                12,129  (P)                    11.33
           5/6/2003                23,800  (P)                    11.31
           5/7/2003                24,439  (P)                    11.25
           5/8/2003                91,903  (P)                    11.04
           5/8/2003                 8,400  (P)                    11.00
           5/9/2003                 3,503  (P)                    11.01
          5/12/2003                13,100  (P)                    11.26
          5/13/2003                 8,700  (P)                    11.26
          5/14/2003                67,680  (P)                    11.61
          5/14/2003                 8,600  (P)                    11.56
          5/15/2003                37,730  (P)                    11.85
          5/16/2003                17,408  (P)                    11.85
          5/19/2003                 9,597  (P)                    11.74
          5/20/2003                23,700  (P)                    11.60
          5/21/2003                19,519  (P)                    11.63
          5/22/2003                13,500  (P)                    11.62
          5/27/2003                   500  (P)                    11.71
          5/28/2003                 4,500  (P)                    11.71
          5/30/2003                 9,445  (P)                    11.78
           6/2/2003                 3,333  (P)                    11.81
           6/3/2003                 2,800  (P)                    11.81
           6/4/2003                54,516  (P)                    11.61
           6/5/2003                35,606  (P)                    11.61
           6/6/2003                52,600  (P)                    11.66
          6/10/2003                 13700  (P)                    11.71


          4/24/2003                 4,400  (P)                    10.63
          4/25/2003                   200  (P)                    10.72
          4/28/2003                   300  (P)                    10.96
          4/29/2003                 2,000  (P)                    11.33



                              Page 32 of 35 Pages

          4/30/2003                   500  (P)                    11.35
           5/1/2003                   100  (P)                    11.30
           5/2/2003                   600  (P)                    11.32
           5/5/2003                   400  (P)                    11.33
           5/6/2003                   900  (P)                    11.31
           5/7/2003                   900  (P)                    11.25
           5/8/2003                 3,100  (P)                    11.04
           5/8/2003                   300  (P)                    11.00
           5/9/2003                   100  (P)                    11.01
          5/12/2003                   400  (P)                    11.26
          5/13/2003                   300  (P)                    11.26
          5/14/2003                 2,300  (P)                    11.61
          5/14/2003                   300  (P)                    11.56
          5/15/2003                 1,300  (P)                    11.85
          5/16/2003                   600  (P)                    11.85
          5/19/2003                   400  (P)                    11.74
          5/20/2003                   900  (P)                    11.60
          5/21/2003                   700  (P)                    11.63
          5/22/2003                   400  (P)                    11.62
          5/28/2003                   100  (P)                    11.71
          5/30/2003                   300  (P)                    11.78
           6/2/2003                   100  (P)                    11.81
           6/3/2003                   100  (P)                    11.81
           6/4/2003                 2,000  (P)                    11.61
           6/5/2003                 2,000  (P)                    11.61
           6/6/2003                 2,000  (P)                    11.66
          6/10/2003                   400  (P)                    11.71









                              Page 33 of 35 Pages

                                  EXHIBIT INDEX



EXHIBIT 1                        Joint Acquisition Statement Pursuant to Section
                                 240.13d1(k)





















                              Page 34 of 35 Pages

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D

                           JOINT ACQUISITION STATEMENT
                        PURSUANT TO SECTION 240.13d-1(k)
                        --------------------------------

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  June 11, 2003

                               /s/ Joseph F. Downes
                              ----------------------------------------
                              FARALLON PARTNERS, L.L.C.,
                              on its own behalf and as General Partner of
                              FARALLON CAPITAL PARTNERS, L.P.,
                              FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., And TINICUM PARTNERS, L.P.,
                              By Joseph F. Downes,
                              Managing Member


                               /s/ Joseph F. Downes
                              ----------------------------------------
                              FARALLON CAPITAL MANAGEMENT, L.L.C.,
                              By Joseph F. Downes,
                              Managing Member


                               /s/ Joseph F. Downes
                              ----------------------------------------
                              Joseph F. Downes, individually and as attorney-in-fact for each of David I. Cohen, William F. Duhamel, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Thomas F. Steyer and Mark C. Wehrly.

Page 35 of 35 Pages